Mail Stop 3561

October 19, 2009

Mr. Ralph Porretti
Chief Executive Officer
Tia IV, Inc.
482 Manor Road
Staten Island, NY 10314

>   **Re: Tia IV, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed October 13, 2009**
>   **File No. 000-52288**

Dear Mr. Porretti:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                        Sincerely,

                        Blaise A. Rhodes
                        Staff Accountant
                        Office of Beverages, Apparel and
                        Health Care Services